GRANT HARTFORD CORPORATION

Filed Pursuant to Rule 424(b)(3)
File No. 333-155507

Supplement No. 14
dated December 5, 2011
to the Prospectus
Dated December 9, 2009

This prospectus supplement supplements the Prospectus dated December 9, 2009, relating to the sale, transfer or distribution of up to of 2,717,088 shares of our common stock. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or additional supplements thereto.

________________________

Quarterly Report on Form 10-Q

On November 21, 2011, we filed with the Securities and Exchange Commission the attached Quarterly Report on Form 10-Q for the period ended September 30, 2011. The text of the Form 10-Q is attached hereto.

________________________

Investing in our common stock involves risks. See "Risk Factors" beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 5, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-155507

GRANT HARTFORD CORPORATION

(Exact name of registrant as specified in its charter)

Montana	20-8690366
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2620 Connery Way
Missoula, Montana	59808
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (303) 506-6822

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer   ☐                                 Accelerated filer  ☐                                                               Non-accelerated filer  ☐                                 Smaller reporting company   ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

As of November 16, 2011, the registrant had outstanding 33,768,037 shares of common stock, no par value per share.

GRANT HARTFORD CORPORATION
FORM 10-Q

For the quarterly period ended September 30, 2011

ii

ITEM 1.     Financial Statements

GRANT HARTFORD CORPORATION
(An Exploration Stage Company)

CONDENSED FINANCIAL STATEMENTS
September 30, 2011

REVIEWED FINANCIAL STATEMENTS

Index to Financial Statements

Page #
Condensed Balance Sheets as of September 30, 2011 (Unaudited) and December 31, 2010	F-1
Condensed Statements of Operations for the Three Months and Nine Months Ended September 30, 2011 and 2010 (Unaudited), and Since Inception (March 15, 2007) to September 30, 2011 (Unaudited)	F-2
Condensed Statements of Stockholders' Equity (Deficit) From the Date of Inception (March 15, 2007) Through September 30, 2011 (Unaudited)	F-3
Condensed Statements of Cash Flows for the Nine Months Ended September 30, 2011 and 2010 (Unaudited), and Since Inception (March 15, 2007) to September 30, 2011 (Unaudited)	F-4
Notes to Financial Statements	F-5 to F-13

GRANT HARTFORD CORPORATION (An Exploration Stage Company)
CONDENSED BALANCE SHEETS
AS OF SEPTEMBER 30, 2011 (Unaudited) AND DECEMBER 31, 2010

	Unaudited
	September 30,	December 31,
	2011	2010
ASSETS

Current Assets:
Cash	$11,193	$1,294
Accounts receivable	1,125,808	0
Prepaid option payment: mineral rights	83,092	254,042
Prepaid expenses and deposits	126,604	101,945
Total Current Assets	1,346,697	357,281

Non-Current Assets:
Due from related party	211,580	0
Buildings, improvements and equipment, net of accumulated depreciation of $227,659 and $45,212, respectively	1,275,634	268,454
Mineral rights	8,190,417	8,047,917
Total Non-Current Assets	9,677,631	8,316,371

Total Assets	$11,024,328	$8,673,652

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts payable and accrued expenses	$3,110,614	$1,643,972
Capital lease payable	60,966	62,060
Short-term notes, net of discount	2,107,026	0
Related party short-term notes	78,671	46,171
Due to related parties	866,859	682,914
Total Current Liabilities	6,224,136	2,435,117

Long-Term Liabilities
Capital lease payable	0	9,524

Total Liabilities	6,224,136	2,444,641

Stockholders' Equity (Deficit)
Preferred stock: $0.0001 par value per share, 50,000,000 shares authorized, zero issued and outstanding	0	0
Common stock: No par value, 100,000,000 shares authorized, 33,768,037 and 32,947,487 issued and outstanding, respectively	16,699,270	15,161,420
Accumulated deficit - exploration stage	(11,899,078)	(8,932,409)
Total Stockholders' Equity (Deficit)	4,800,192	6,229,011

Total Liabilities and Stockholders' Equity (Deficit)	$11,024,328	$8,673,652

The accompanying notes are an integral part of these condensed financial statements.

GRANT HARTFORD CORPORATION (An Exploration Stage Company)
CONDENSED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended		Nine Months Ended		Since Inception March 15, 2007 to
	September 30,		September 30,		September 30,

	2011	2010	2011	2010	2011
Revenue	$0	$0	$0	$0	$0

Expenses
Financial conference fees	0	0	0	0	31,250
Management fees	168,610	190,700	497,356	779,162	2,489,845
General and administrative	267,869	105,802	456,579	351,875	1,605,528
Professional fees	219,960	99,996	378,374	348,630	1,393,950
Geological and mining expenses	1,561,821	831,628	1,889,971	1,688,248	6,081,579
Interest expense	84,011	16,118	91,063	117,628	425,224
Surface access lease payments	15,123	15,123	44,876	44,876	263,252

Income (Loss) Before Other Income	(2,317,394)	(1,259,367)	(3,358,219)	(3,330,419)	(12,290,628)

Other Income
Mill receipts, net	391,550	0	391,550	0	391,550

Net Loss	$(1,925,844)	$(1,259,367)	$(2,966,669)	$(3,330,419)	$(11,899,078)

Loss Per Share
Basic and Diluted	$(0.058)	$(0.039)	$(0.089)	$(0.121)	$(0.495)

Weighted Average Number of Shares Outstanding:

Basic and Diluted	33,473,880	32,361,187	33,224,762	27,458,409	24,015,272

The accompanying notes are an integral part of these condensed financial statements.

GRANT HARTFORD CORPORATION (An Exploration Stage Company)
CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
SINCE INCEPTION (MARCH 15, 2007) THROUGH SEPTEMBER 30, 2011 (Unaudited)

	Common Stock Number of Shares Issued	Value	Accumulated Deficit-Exploration Stage	Stockholders' Equity (deficit)

Balance: March 15, 2007	0	$0	$0	$0

Common stock issued for cash	1,062,900	426,450		426,450
Common stock issued for mineral rights	14,000,000	1,750,000		1,750,000
Common stock issued to founders	1,135,000	1,135		1,135
Common stock issued in exchange for services	16,000	8,000		8,000
Net loss	0	0	(247,857)	(247,857)

Balance: December 31, 2007	16,213,900	2,185,585	(247,857)	1,937,728

Common stock issued for cash	230,670	184,536		184,536
Common stock issued for mineral rights	5,000,000	625,000		625,000
Common stock issued in exchange for services	5,625	4,500		4,500
Net loss	0	0	(971,066)	(971,066)

Balance: December 31, 2008	21,450,195	2,999,621	(1,218,923)	1,780,698

Net loss	0	0	(3,381,118)	(3,381,118)

Balance: December 31, 2009	21,450,195	2,999,621	(4,600,041)	(1,600,420)

Common stock issued for cash	1,174,654	1,245,645		1,245,645
Common stock issued for mineral rights	5,000,000	5,000,000		5,000,000
Common stock issued to founders	75,000	71,250		71,250
Common stock converted from debt and interest	351,289	333,724		333,724
Common stock issued in payment of debt and interest	4,376,349	4,505,330		4,505,330
Common stock issued in exchange for services	877,100	1,005,850		1,005,850
Treasury stock purchased and retired	(357,100)	0		0
Net loss	0	0	(4,332,368)	(4,332,368)

Balance: December 31, 2010	32,947,487	15,161,420	(8,932,409)	6,229,011

Warrants issued		258,154		258,154
Common stock issued for cash, net of issuance costs	611,750	FONT-SIZE: 12pt">920,046		920,046
Common stock issued in exchange for services	58,800	59,650		59,650
Common stock issued for equipment	150,000	300,000		300,000
Net loss	0	0	(2,966,669)	(2,966,669)

Balance: September 30, 2011	33,768,037	$16,699,270	$(11,899,078)	$(4,800,192)

The accompanying notes are an integral part of these condensed financial statements.

GRANT HARTFORD CORPORATION (An Exploration Stage Company)
CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended		Since Inception March 15, 2007 to
	September 30,		September 30,

	2011	2010	2011

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(2,966,669)	$(3,330,419)	$(11,899,078)
Adjustments to reconcile net loss to cash from operating activities:
Common stock and warrants issued in exchange for services	81,832	429,330	644,796
Common stock issued in payment of interest expense	0	71,095	116,327
Amortization of discount	47,018	0	47,018
Depeciation and amortization expense	182,447	24,113	227,659
(Increase) / decrease in accounts receivable	(1,125,808)	0	(1,125,808)
(Increase) / decrease in prepaid option payment	170,950	(936)	(83,092)
(Increase) / decrease in prepaid expenses and deposits	(24,659)	(30,819)	(101,339)
Increase / (decrease) in accounts payable and accrued expenses	1,466,642	951,289	3,836,923
Increase / (decrease) in due to related parties	183,945	226,955	862,111
Net cash flows from operating activities	(1,984,302)	(1,659,392)	(7,474,483)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of buildings and equipment	(255,227)	(33,020)	(472,643)
Investment in mineral rights	(142,500)	(142,500)	(815,417)
Net cash flows from investing activities	(397,727)	(175,520)	(1,288,060)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments on short-term notes	(100,000)	(5,000)	(114,079)
Proceeds from short-term notes	1,582,500	938,250	5,900,188
Common stock issued, net of issuance costs	920,046	890,688	2,776,677
Convertible notes payable	0	0	271,500
Payments on capital lease	(10,618)	(40,699)	(60,550)
Net cash flows from financing activities	2,391,928	1,783,239	8,773,736

Change in cash during the period	9,899	(51,673)	11,193
Cash, beginning of period	1,294	63,687	0
Cash, end of period	$11,193	$12,014	$11,193

SUPPLEMENTAL DISCLOSURES
Interest paid	$2,866	$9,661	$16,904
Income taxes paid	$110	$0	$260

NON-CASH INVESTING AND FINANCING
Liabilities assumed from related party	$211,580	$0	$211,580
Common stock issued for mineral rights	$0	$5,000,000	$7,375,000
Common stock issued for equipment	$300,000	$0	$300,000
Common stock and warrants issued for debt and services	$317,804	$3,906,188	$4,846,742
Common stock issued for interest	$0	$287,961	$310,115
Debt and liabilities in exchange for equipment	$634,400	$0	$634,400
Capital leases	$0	$65,966	$121,516

The accompanying notes are an integral part of these condensed financial statements.

GRANT HARTFORD CORPORATION (An Exploration Stage Company)
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

1.     BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements include all adjustments of a normal and recurring nature which, in the opinion of Company's management, are necessary to present fairly the Company's financial position as of September 30, 2011 and December 31, 2010, and the results of its operations and cash flows for the nine months then ended and for the period since inception (March 15, 2007) through September 30, 2011.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These condensed financial statements should be read in conjunction with the financial statements and related notes contained in the Company's Annual Report on Form 10-K which was filed with the Securities and Exchange Commission for the year ended December 31, 2010.

The results of operations and cash flows for the nine months ended September 30, 2011 are not necessarily indicative of the results to be expected for the full year's operation.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2.     SIGNIFICANT ACCOUNTING POLICIES

Mineral Property Exploration:The Company expenses the costs incurred to conduct exploration, assay work, drill and equip exploratory sites within the claims groups that are not determined to have proven reserves. A reserve is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Proven (Measured) Reserves are those for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable (Indicated) Reserves are those for which quantity and grade and/or quality are computed form information similar to that used for proven (measure) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation. Geological and geophysical costs and costs of carrying and retaining unproved sites are expensed.

The Company is in the "Exploration Stage" and is engaged in the exploration of the Garnet mineral property in order to identify the presence of proven/probable reserves. The Company has not begun exploitation of these deposits. As a result, no amounts have been capitalized related to mineral property exploration as of September 30, 2011 and December 31, 2010.

Accumulated mineral property costs are amortized using the units-of production ("UOP") method based on estimated recoverable ounces or pounds in proven and probable reserves.

Long-lived Assets:The Company periodically assesses the carrying value of long-lived assets in accordance with FASB ASC 360-10. The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

GRANT HARTFORD CORPORATION (An Exploration Stage Company)
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mining assets, including mineral rights and mine development, are also periodically assessed for impairment in accordance with FASB ASC 360-10 and FASB ASC 930-360-35. There was no loss on impairment for the periods ended September 30, 2011 and December 31, 2010.

Revenue Recognition: Sales of all gold ore sold directly to the Company's buyer are recorded as revenues when title and risk of loss transfer to the buyer (generally at the time shipment is delivered at buyer's port) at estimated forward prices on the fifth (5th) day of the month after the shipment was made. Due to the time elapsed from shipment and the final settlement with the buyer, we must estimate the prices at which sales of our gold ore will be settled. Previously recorded sales are adjusted to estimated settlement metals prices until final settlement by the buyer.

Sales to the Company's buyer are recorded net of charges by the buyer for assay and metallurgical testing, treatment, refining, smelting losses, and other charges negotiated by the Company with the buyer. Charges are estimated upon shipment of concentrates based on contractual terms, and actual charges do not vary materially from estimates.

Changes in the London PM fixed price of gold between shipment and final settlement will result in adjustments to revenues related to sales of gold ore previously recorded upon shipment. Sales of gold ore are based on a provisional sales price containing an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of the concentrates at the forward price at the time of the sale. The embedded derivative, which does not qualify for hedge accounting, is adjusted to market through earnings each period prior to final settlement.

There were no material derivatives at September 30, 2011.

The Company has an agreement in place to sell a maximum of 30,000 short tons of ore from old tailings of the Lead King mine to Golden Sunlight Mines, Inc. Revenue generated from this activity is ancillary to the primary operations of the Company and is therefore classified as Other Income.

Accounts Receivable and Allowance for Doubtful Accounts: Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by an allowance for doubtful accounts that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed ninety (90) days from invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Management believes the balance of accounts receivable is fully collectible, therefore no allowance for doubtful accounts has been established.

The balance of accounts receivable is comprised of proceeds to be received from one buyer of gold ore from the Lead King Mine tailings.

GRANT HARTFORD CORPORATION (An Exploration Stage Company)
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

3. MINERAL RIGHTS

	Balance	Impairment Recognized	Net Book Value

Garnet, Montana
stock issued 06/15/2007	$2,375,000	$0	$2,375,000
Garnet, Montana
option payment for 2007	102,917	0	102,917
Garnet, Montana
option payment for 2008	190,000	0	190,000
Garnet, Montana
option payment for 2009	190,000	0	190,000
Garnet, Montana
option payment for 2010	190,000	0	190,000
stock issued 06/24/2010	5,000,000	0	5,000,000
Garnet, Montana
option payment through 9/30/2011	142,500	0	142,500

Total			$8,190,417

The Company makes annual payments of $190,000 pursuant to its option agreement with Commonwealth Resources, LLC, a related party. Additions for the period ended September 30, 2011 represent the quarterly allocation of the option payment. The Company has prepaid $83,092 and $254,042 in option payments as of September 30, 2011 and December 31, 2010, respectively.

4. RELATED PARTY SHORT-TERM NOTES

The Company has three short-term notes from the Company's CEO and his family with an original principal balance of $74,000. No payments have been made on these short-term notes for the nine months ended September 30, 2011, leaving a balance of $70,171, which is due on or before January 18, 2012 at the annual rate of 12.50%.

The Company has one short-term note from Robert Sanders, a member of its Board of Directors, and the Chairman of the Audit, Corporate Governance and Compensation Committee of the Board of Directors, with an original principal balance of $8,500, which was due in full on or before April 28, 2011. No payments have been made on this short-term note for the nine months ended September 30, 2011, leaving a balance of $8,500, accruing interest at a rate of 20% per annum, or 0.06% per day. On April 28, 2011, pursuant to the terms of the note, the Company issued 10,000 Penalty Warrants valued at $10,658 to purchase the Company's no par value common stock with an exercise price of $1.25 per share. The Penalty Warrants include a cashless exercise option.

GRANT HARTFORD CORPORATION (An Exploration Stage Company)
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

5. SHORT-TERM NOTES

On July 22, 2011, the Company signed the Production Loan and Consolidated Payment Agreement, which included a short-term note for an amount up to $1,250,000 which has been fully disbursed to the Company as of September 30, 2011. No payments have been made on this short-term note for the nine months ended September 30, 2011, leaving a balance of $1,250,000, which is due in full no later than November 30, 2012, at the annual rate of 10% with a cash bonus of $125,000 due at maturity. Furthermore, the Company assumed liabilities of Garnet Range Resources, LLC owed to the lender in the amount of $211,580 (see Note 8 for more information), which will be paid to the lender through the issuance of 169,264 shares of the Company's no par value common stock. In consideration of the making of the loan and in recognition of the significant risk to the lender in doing so, the Company will issue 248,496 warrants valued at $189,036 to purchase the Company's no par value common stock with an exercise price of $1.25 per share. The warrants include a cashless exercise option.

On July 22, 2011, the Company signed the Agreement to Purchase and Sell Equipment, which included equipment valued at $703,450 in exchange for debt of $500,350, 107,240 shares of the Company's no par value common stock valued at $134,050, and credit for equipment rental previously paid in the amount of $69,050. No payments have been made on this short-term note for the nine months ended September 30, 2011, leaving a balance of $500,350, which is due in full no later than November 30, 2012, at the annual rate of 6.5% and shall be paid from 18.75% of the net mill receipts from the anticipated underground mining operations at the Nancy Hanks mine site.

On September 13, 2011, the Company began offering a series of Production Loan Agreements, offered pursuant to an exemption provided by Section 4(2) and Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended ("Production Loan Agreement"). The Company began offering the Production Loan Agreement on a best efforts basis through its Officers , Directors, and Key Employees, for an aggregate offering of $1,000,000 comprised of up to ten (10) short-term notes for $100,000 each. The Production Loan Agreements are for a term of six months and pay interest equal to 20% per annum, which shall be paid from 10% of the net mill receipts related to shipments from the mining operations at the Lead King mine site located on the Company's Garnet Mining Property, starting November 1, 2011. Furthermore, in consideration of the entering into each Production Loan Agreement and in recognition of the significant risk to the lender in doing so, the Company will issue 20,000 warrants to purchase the Company's no par value common stock with an exercise price of $2.00 per share ("Production Warrants"). As of September 30, 2011, the Company issued two (2) Production Loan Agreements to accredited investors, in an aggregate sum raised of $200,000, which is due in full no later than March 13, 2012 and March 22, 2012, respectively. Additionally, as of September 30, 2011, the Company will issue an aggregate of 40,000 Production Warrants valued at $46,936.

The above short-term notes include a discount in the form of cash and warrants that have been charged by the lenders in consideration for making the various loans. The discount will be amortized to interest expense over the term of the related note, which is between six (6) and sixteen (16) months. For the period ended September 30, 2011, the gross discount was $360,972 of which $47,018 has been amortized and charged to interest expense leaving a net unamortized discount of $313,954.

GRANT HARTFORD CORPORATION (An Exploration Stage Company)
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

6. CAPITAL LEASE PAYABLE

During 2009, the Company entered into a lease for computer software under a capital lease payable in monthly installments of $2,750 with interest of 17.13% and expiring on April 15, 2011.

During 2010, the Company entered into a lease for computer software under a capital lease payable in monthly installments of $3,266 with interest of 17.13% and expiring on April 15, 2012.

The following is a summary of property held under capital leases:

	September 30, 2011	December 31, 2010

Computer Software	$96,250	$96,250
Less: Accumulated amortization	(61,973)	(36,636)
	$34,277	$59,614

The Company is currently in arrears on its monthly lease payments. As of September 30, 2011, the lease is behind seventeen (17) months. As a result, the current portion of the capital lease payable includes amounts owing from prior periods.

GRANT HARTFORD CORPORATION (An Exploration Stage Company)
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

7. EQUITY

Between February 16, 2011 and May 17, 2011, pursuant to a Private Placement Memorandum (PPM), relying on an exemption provided by Section 4(2) and Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended, the Company offered through its Placement Agent, Source Capital Group, Inc. on a best efforts basis, an aggregate of 6,160,000 shares of the Company's no par value common stock at a purchase price of $1.25 per common share ("Shares") for the aggregate offering amount of $7,700,000. The Company issued 316,400 shares for $395,500 in cash less issuance costs of $66,154 for net proceeds of $329,346.

On July 27, 2011, pursuant to a Private Placement Memorandum (PPM), relying on an exemption provided by Section 4(2) and Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended, the Company began offering to accredited investors, through its Officers and Directors, on a best efforts basis, an aggregate of 1,000,000 shares of the Company's no par value common stock at a purchase price of $2.00 per common share ("Shares"). As of September 30, 2011, 295,350 shares of the Company's no par value common stock have been issued for $590,700 in cash.

The Company has 5,775,303 and 5,465,313 warrants outstanding with exercise prices of between $1.00 and $2.00 as of September 30, 2011 and December 31, 2010, respectively, which were excluded from diluted earnings per share as their effect would be anti-dilutive.

On July 21, 2011, the Company's shareholders approved the filing of Amended and Restated Articles of Incorporation, which reversed the effects of the previous amendment dated July 13, 2010 that was pursuant to the terms of the PPM dated July 13, 2010. The amendment removed the Preemptive and other special voting rights previously afforded to the holders of the Company's $0.0001 par value Series A Preferred Stock that was set forth in the amendment dated July 13, 2010.

Warrants

Management has valued the warrants at their date of grant utilizing the Black-Scholes Option Pricing Model. Since there is no public market for the Company shares, the fair value of the underlying shares was determined based on recent transactions by the Company to sell shares to third parties. Further, the excepted volatility was calculated using the average of historical volatility of two similar public entities in the gold mining industry in accordance with Question 6 of SAB Topic 14.D.1. In making this determination and finding other similar companies, the Company considered the industry, stage of life cycle, size and financial leverage of such other entities. Based on the exploration stage of the Company, similar companies with enough historical data are rare, however, the Company was able to find two entities that met the industry criterion and as a result have based its expected volatility off an average of these companies' historical stock prices for a period similar to the expected term of the option. The risk-free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the warrants depending on the date of the grant and expected life of the warrants. The expected life of warrants used was based on the contractual life of the option granted. The Company determined the expected dividend rate based on the assumption and expectation that earnings generated from operations are not expected to be adequate to allow for the payment of dividends in the near future.

GRANT HARTFORD CORPORATION (An Exploration Stage Company)
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

7. EQUITY (Continued)

Warrants (Continued)

The following weighted-average assumptions were utilized in the fair value calculations for warrants granted:

Period ended September 30, 2011

Expected dividend yield	0.00%
Expected stock price volatility	121.47%
Risk-free interest rate	0.44%
Expected life of operations	2.12 years

During the nine months ended September 30, 2011, the Company granted stock warrants to its investors and lenders to purchase an aggregate of 269,990 shares of the Company's common stock at an exercise price of $1.25 per share and an aggregate of 40,000 shares of the Company's common stock at an exercise price of $2.00 per share. The warrants have expiration dates through 2014 and 2015, and have contractual lives of 2, 3, and 4.67 years. The total value of warrants granted during the nine months ended September 30, 2011 was $258,154 of which $11,524 was recorded against common stock as issuance cost, $10,658 was recorded as penalty expense, and $235,972 as discount to note payable.

A summary of outstanding warrants at September 30, 2011 and December 31, 2010 is presented below.

Nine months ended September 30, 2011

Warrants outstanding, beginning of year	5,465,313
Granted	309,990
Warrants outstanding, end of period	5,775,303

Granted stock warrants:

	# of shares outstanding and exercisable	Price	Expiration
January 22, 2010-May 24, 2010	4,751,113	$1.50	26 months-July 31, 2012
December 31, 2010	714,200	$1.00	60 months-December 31, 2015
April 28, 2011	10,000	$1.25	56 months-December 31, 2015
June 30, 2011	11,494	$1.25	36 months-June 30, 2014
July 22, 2011	248,496	$1.25	24 months-July 22, 2013
September 13, 2011	20,000	$2.00	24 months-September 13, 2013
September 22, 2011	20,000	$2.00	24 months-September 22, 2013
	5,775,303	$1.00 - 2.00

On July 21, 2011, pusurant to a vote of the Borad of Directors, the Company extended the expiration date on warrants issued between January 22, 2010 and May 24, 2010 to July 31, 2012.

GRANT HARTFORD CORPORATION (An Exploration Stage Company)
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

8. RELATED PARTY TRANSACTIONS

At September 30, 2011, a total of $737,602 (December 2010 - $609,957) is payable to directors and management for services. These outstanding amounts payable are unsecured and non interest bearing with no fixed terms of repayment.

The Company pays for services from Garnet Range Resources, LLC, a related party. These services consist of road maintenance, equipment rental, earth moving services, labor, and other services as needed. For the nine months ended September 30, 2011, the Company had been billed $0 for services (December 2010 - $203,454). As of September 30, 2011, the Company had also prepaid for services of $46,611 (December 2010 - $27,914). During the period ended September 30, 2011, the Company assumed liabilities of Garnet Range Resources, LLC in the amount of $211,580, which is classified as due from related party on the balance sheet. The Company's President and CEO is a 50% owner of Garnet Range Resources, LLC.

The Company pays for accounting and payroll services from Junkermier, Clark, Campanella, Stevens, PC, a related party. At September 30, 2011, a total of $127,097 (December 2010 - $67,047) is payable for accounting services. For the nine months ended September 30, 2011, the Company had been billed $80,050 for services (December 2010 - $98,157). The Company's Corporate Secretary, Treasurer, and Board Member is a shareholder of Junkermier, Clark, Campanella, Stevens, PC.

The Company pays for consulting services from Dr. James Sears, a related party. At September 30, 2011, a total of $2,160 (December 2010 - $5,910) is payable for consulting and director services. For the nine months ended September 30, 2011, the Company had been billed $3,750 for services (December 2010 - $26,934). Dr. Sears is on the Company's Board of Directors and is a member of the Audit, Corporate Governance and Compensation Committees.

9. RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

10. OTHER MATTERS

The Company engaged Source Capital Group, Inc. ("Source") to serve as its exclusive Placement Agent for a 120 day period beginning on December 6, 2010, and ending on June 4, 2011, pursuant to the written termination dated May 18, 2011. Source assisted the Company on a "best efforts" basis through the private placement offering, which began on February 16, 2011 and ended on May 17, 2011. The Company granted Source a 12 month right of first refusal to act as Placement Agent on future private placements in the event the February 16, 2011 private placement offering was successful. Source is entitled to receive (i) a cash fee equal to 7% or 12% of the gross proceeds received from a private placement offering to institutional investors and retail investors, respectively, and (ii) three year placement agent warrants equal to 7% of the number of shares sold in the private placement offering exercisable at $1.25 per share, in cash or by cashless exercise, which fees were reduced by 50% for shares sold directly by the Company. Source was also entitled to a non refundable, non accountable expense in the amount of $30,000 (which could be increased by $5,000 if outside counsel was required) and reimbursement of out of pocket expenses reasonably incurred in connection with the Placement Agent services rendered. The Company indemnified Source against certain liabilities that may be incurred in connection with the private placement offering, and, where such indemnification is not available, to contribute to the payments Source may be required to make in respect of such liabilities. The Company also agreed to pay the commissions described above if any of the Company's securities are sold to an investor introduced to the Company by or through Source within 24 months of the termination of this Offering. The Company also agreed to pay Source a closing fee of 3.00% of the amount paid or received in kind in any transaction

10. OTHER MATTERS (Continued)

between the Company and any merger, acquisition, or joint venture candidate introduced to the Company by Source. Source was also entitled to a break up fee of 1% of the total financing should Source be terminated during its period of engagement and another financing is consummated. During the contract term, a total of 316,400 shares of the Company's no par value common stock valued at $395,500, less issuance costs of $66,154 for net proceeds of $329,346, were sold and issued through the Company's efforts resulting in commissions to Source of $24,630, of which $21,080 is payable at September 30, 2011, and the issuance of 11,494 warrants valued at $11,524 to purchase the Company's no par value common stock with a cashless exercise option and an exercise price of $1.25 per share.

On June 24, 2011, one of the Company's vendors with which the Company has an overdue balance, filed a UCC Lien in the amount of $674,371 on certain assets. The assets named in the lien include all recovered valuable minerals, the proceeds, products, refined materials, dore', bullion, and accounts relating to valuable minerals currently stockpiled on a limited number of the Company's optioned patented and unpatented mineral claims. The Settlement Agreement dated June 6th, 2011 assigns 60% of the net mill receipts to the vendor related to shipments from the mining operations located on any of the described mineral claims, including the mining operations on the Lead King MS 4811 patented mining claim, to pay the outstanding balance. The balance owed to the vendor at September 30, 2011 is $480,388. Required payments against this lien take priority over any subsequently signed Production Loan Agreements. However, the Company does not believe that satisfaction of this lien will affect repayment of the Production Loan Agreements.

11. SUBSEQUENT EVENTS

Pursuant to the Production Loan Agreements more fully described in Note 5, the Company issued two (2) Production Loan Agreements to accredited investors, in an aggregate sum raised of $200,000 since the quarter ended September 30, 2011. Additionally since the quarter ended September 30, 2011, the Company will issue an aggregate of 40,000 Production Warrants valued at $47,678.

ITEM 2.     Management's Discussion and Analysis of Financial Condition and Results of Operations

This Form 10-Q and the documents incorporated in it by reference contain forward-looking statements that involve known and unknown risks and uncertainties. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as "may," "will," "should," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or the negative of such terms, or other comparable terminology.

Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption "Risk Factors" and certain other matters discussed in this Form 10-Q, the documents incorporated by reference in this Form 10-Q, and other publicly available sources. These factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

Executive Summary

Our Company is a mineral exploration, development and production company; that is currently in the exploration stage of historically designated mineralized material on the Garnet Mineral Property, located in Missoula, Montana. We have acquired an exclusive option to purchase the mineral rights to 23 patented mineral claims and 122 unpatented mineral claims located within the Garnet Mining District of Granite County, Montana from Commonwealth. We purchased an additional 91 unpatented mining claims and 8 lease hold interests on BLM owned patented mining claims from Commonwealth pursuant to a Share Purchase Agreement dated May 24, 2010. Commonwealth, is owned by Aaron Charlton, Rodney K. Haynes, Kim L. Charlton and Eric Sauve. Mr. Eric Sauve is our president, CEO, CFO, and Director. Mr. Aaron Charlton is our Senior Consultant and NEO. Messrs. Charlton and Sauve are two of the Company's full time employees. Aaron Charlton and Eric Sauve are related parties to our Company, Grant Hartford Corporation.

We intend to exercise the option and purchase the 23 patented and 122 unpatented mineral claims subject to completion of a full feasibility study and our ability to adequately capitalize the Company. We are currently in the process of exploring several of the patented mineral claims and prospecting leases and continuing the exploration, evaluation and mapping of the remaining patented and unpatented claims.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Though we evaluate our estimates and assumptions on an ongoing basis, our actual results may differ from these estimates.

Off Balance Sheet Arrangements

As of September 30, 2011, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

(a)   Plan of Operation.

Our independent auditor has noted that there is substantial doubt about our ability to continue as a going concern at December 31, 2010. In light of our lack of revenues, and operating capital, our ability to continue as a going concern is dependent upon future events, such as the successful exploration and the future development and production of the mineral property, our ability to engage the services of highly qualified consultants who have expertise in the industry and our ability to secure additional sources of financing. See Risk Factor No. 3, "Auditor has raised substantial doubt about our ability to continue as a going concern."

Our current plan of operation for 2011 is to continue mineralized material shipments from the Lead King mine site to the Golden Sunlight Mill; continue conducting exploration activities on the Willie Lode Mining Claim mmc#210813, Lead King Quartz Lode Mining Claim ms#4511, Nancy Hanks Lode Mining Claim ms#5365, Tostman Prospecting Lease ms#7514, and the Grant and Hartford Mining Claim ms#7327 to continue to establish continuity between drill holes of mineralized material found on those claims; to continue drill and surface sampling in the contact and Coloma zones; to continue exploring the remaining patented and unpatented mining claims in order to designate additional mineralized material; to continue with mapping activities on the entire Garnet Mineral Property; continue preparations to begin underground mining operations at the Nancy Hanks mine site, which began during the second quarter of 2011; and to proceed with the preparation of our amended feasibility study. Our 2010 exploration program was designed to expand on drill results from 2008 and 2009, as well as results from Pegasus' exploration project, which identified 16 different areas of high grade mineralized material. We currently hold a Small Miners Exclusion Statement (#46-032) issued by the State of Montana which allows us to mine an unlimited amount within a five acre area of surface disturbance. We also hold an Exploration License (#00545), which has been issued by the State of Montana.

We completed the 2010 drilling season on December 7, 2010 and J. Robert Flesher, our Vice President of Mining and Geology, has prepared the "Grant Hartford Corp., Garnet Project, Geology and Exploration Report for 2010," which details the results from the 2010 drilling season. The 2010 exploration drill program targeted the completion of 66 reverse circulation drill holes and 4 core holes totaling 34,858 feet and 1,699 feet, respectively. The plans included continued evaluation of the northwest and down dip extensions of the Nancy Hanks vein system, down dip and lateral extensions of the Willie vein system, the Nancy Hanks pit area, and continued definition of the Tostman vein system. Additionally, plans were made to examine the Coloma district and the Lead King vein systems. Our 2010 drilling season results assisted us in being able to add significantly to the overall tonnage and grade estimate, as well as to near the completion of our amended feasibility study, which we anticipate finalizing during the third quarter of 2011. This drilling, our 2008 and 2009 drill results, along with previous historical drill programs, are being used to create both pit and underground mineralized material resource models using Vulcan 3-D modeling software.

Mr. Flesher has also prepared the "2011 Grant Hartford Exploration Plan," which sets forth the proposed drilling plan for the 2011 season. The Company was not successful in identifying sufficient financing with reasonable terms that would allow us to complete our proposed plan, thus we modified our plan of operations. Management determined it would be in our best interest to pursue preparations to begin underground mining on our Garnet Mineral Property. In furtherance of our modified plan we began modeling existing drill data for use in mine planning, which allowed the Company to determine the feasibility to begin site preparations on the proposed Nancy Hanks underground mine. During the second quarter of 2011, we began mine portal construction for the Nancy Hanks underground mine; purchased several pieces of essential heavy equipment; continued construction on mining infrastructure including miners' office, fuel and power depot, repair shops and mine safety and security building. In July, 2011, we began shipping historical mine tailings from our Lead King mine site to the Golden Sunlight Mill in order to begin generating income to begin paying the Company's accounts payable and possibly increase our operating budget to carry out our plan of operations. Subject to further financing, the completion of our amended feasibility study, and pending the continued shipment of mineralized material to the Golden Sunlight Mill from the Lead King mine site; we anticipate continuing preparations to begin underground mining operations on the Nancy Hanks mine site. We have plans to establish an on-site fire assay laboratory for more efficient field assessment during 2012.

The Company incurred expenses of $3,358,219 for the nine months ending September 30, 2011. The monthly average expenditure for both capital and expense items in the third quarter of 2011 was approximately $373,135.

EXPENSES	Nine Months Ended September 30, 2011 (Unaudited)	Fiscal Year Ended December 31, 2011 Estimated
Management fees	$497,356	$665,000
General and administrative	$456,579	$610,000
Professional fees	$378,374	$500,000
Geological and mining expenses	$1,889,971	$3,600,000
Interest expense	$91,063	$150,000
Surface access lease payments	$44,876	$60,000
Total	$3,358,219	$5,585,000

The Company anticipates incurring expenses of $5,585,000 for the fiscal year ending December 31, 2011 reflecting the following activities on the Garnet Mineral Property: 1) continuing the mineralized material shipments from the Lead King site to the Golden Sunlight Mill, which began in July 2011 and will continue into the fourth quarter 2011; 2) continued infrastructure construction and 3) continued preparations to begin underground mining operations at the Nancy Hanks mine site, which began during the second quarter of 2011, and are anticipated to continue into the fourth quarter of 2011, with the construction of a 3,500 foot ore haul way. The monthly average expenditure for both capital and expense items during the fiscal year ending December 31, 2011 is estimated to be approximately $465,416. The Company anticipates completing an amendment to its feasibility study, continuing the mapping project on our property, establishing an on-site fire assay laboratory and beginning underground mining operations during the fiscal year ending December 31, 2011.

(b)   Management Discussion and Analysis of Financial Condition.

Liabilities	At September 30, 2011	At December 31, 2010
Accounts payable and accrued expenses	$3,110,614	$1,643,972
Short-term notes, net of discounts	$2,107,026	$0
Due to related parties	$866,859	$682,914
Capital lease payable	$60,966	$62,060
Related party short-term notes	$78,671	$46,171
Long-term capital lease payable	$0	$9,524
Total Liabilities	$6,224,136	$2,444,641

As at September 30, 2011, we had total liabilities of $6,224,136 as compared to total liabilities of $2,444,641 at December 31, 2010, representing an overall increase of $3,779,495 or approximately 155%. This increase was due primarily to an increase in short-term notes from $0 to $2,107,026, as part of the Schumacher notes as related to the beginning of mining operations, the retirement of rental fees for, and the subsequent purchase of, heavy equipment to facilitate operations on the Garnet Mineral Property. The total liabilities increase was also due, to an increase in accounts payable and accrued expenses of $1,466,642 or approximately 89%, as related to the costs to begin shipping mineralized material to the Golden Sunlight Mill from the Lead King site, along with beginning the portal to begin underground mining on the Nancy Hanks patented claim and continued work on the updated feasibility study. Amounts due to related parties also increased by $183,945 or approximately 27%, due to the continued work load required of our management in order to carry out our plan of operations while we did not have adequate capacity to pay for these services.

Stockholders' Equity (Deficit)	At September 30, 2011	At December 31, 2010
Common Stock	$16,699,270	$15,161,420
Accumulated deficit - exploration stage	$(11,899,078)	$(8,932,409)
Total Stockholders' Equity (Deficit)	$4,800,192	$6,229,011

As compared to the period ended December 31, 2010, the Company's accumulated deficit increased by $2,966,669, or approximately 33%, during the nine month period ended September 30, 2011, which accounts for the net losses for the period, which are further described in the operating loss section set forth above. As compared to the fiscal year ended December 31, 2010, the Company's total stockholders' equity at September 30, 2011 decreased by $1,428,819, or approximately 23%. This decrease is attributable to our Placement Agent's, Source Capital Group, Inc., failure to complete our Private Placement Memorandum dated February 16, 2011, as more fully described in Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, of this Form 10-Q.

Income Taxes

For the period from inception March 15, 2007 through September 30, 2011, we paid $260 in income taxes.

Results of Operations - Three months period ended September 30, 2011.

Revenues and Other Income

For both of the three month periods ended September 30, 2011 and September 30, 2010, and pursuant to the Company's primary business operations, we did not generate any revenues. The Company does, however, have an agreement in place to sell a maximum of 30,000 short tons of ore from old tailings from the Lead King mine to Golden Sunlight Mines, Inc. Revenue generated from this activity is ancillary to the primary operations of the Company and is therefore classified as Other Income. As of the three months ended September 30, 2011, we generated other income of $391,550, as compared to $0 for the three months ended September 30, 2010. Mill receipts included in other income are presented net of related testing, milling and transportation costs.

Operating Loss

EXPENSES	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010
Management fees	$168,610	$190,700
General and administrative	$267,869	$105,802
Professional fees	$219,960	$99,996
Geological and mining expenses	$1,561,821	$831,628
Interest expense	$84,011	$16,118
Surface access lease payments	$15,123	$15,123
Total	$(2,317,394)	$(1,259,367)

For the three months period ended September 30, 2011, we incurred a net loss of ($2,317,394), as compared to a net loss of ($1,259,367) for the three months period ended September 30, 2010, an increase of $1,058,027 representing an approximate 84% increase in net losses. This net increase in operating losses was a result of the costs associated with entering into short term notes to obtain heavy equipment, and beginning surface and mine preparations for underground mining on the Nancy Hanks patented mining claim. Management fees decreased by $22,090 or approximately 12% as a result of the elimination of the Vice President of Marketing position, which offset fulfilling the terms of employment agreements with the Company's President, Eric Sauve, the Company's Senior Consultant, Aaron Charlton in which their salaries increase by six percent (6%), from $16,854 to $17,865 on June 1, 2011 and the continuation of the increase in monthly salary of $12,500, to our Vice President of Marketing and Finance, BJ Ambrose. General and administrative costs increased by $162,067 or approximately 153%, which was primarily due to the depreciation of heavy equipment purchased for use in shipping material from the Lead King mine site and preparing for underground mining on the Garnet Mineral Property. Professional fees increased by $119,964 or approximately 120%, which were attributable to additional legal fees incurred during negotiations in the Company's attempt to obtain financing.

Geological and mining expenses increased by $730,193 or approximately 88%, which was primarily related to surface preparations and portal construction to begin underground mining on the Nancy Hanks patented claim and continued work on the updated feasibility study. Interest expenses increased by $67,893 or approximately 421%, which was due to the interest incurred and loan bonuses paid through entering into the Schumacher notes, which enabled the Company to purchase equipment, begin underground mine preparations and begin shipping mineralized material from the Lead King mine site. For the fiscal year ending December 31, 2011, management plans to satisfy our cash requirements and working capital needs in order to proceed with the necessary exploration and development of the Garnet Mineral Property through completing private placements of debt or equity offerings; other income from the shipment of mineralized material from the Lead King site to the Golden Sunlight Mill; the identification and entering into arrangements with strategic partners; and as necessary, loans and debt instruments through third party financial institutions secured by the Company's assets.

Results of Operations - Nine month period ended September 30, 2011.

Revenues and Other Income

For both of the nine month periods ended September 30, 2011 and September 30, 2010, and pursuant to the Company's primary business operations, we did not generate any revenues. The Company does, however, have an agreement in place to sell a maximum of 30,000 short tons of ore from old tailings from the Lead King mine to Golden Sunlight Mines, Inc. Revenue generated from this activity is ancillary to the primary operations of the Company and is therefore classified as Other Income. As of the nine months ended September 30, 2011, we generated other income of $391,550, as compared to $0 for the nine months ended September 30, 2010. Mill receipts included in other income are presented net of related testing, milling and transportation costs.

Operating Loss

EXPENSES	Nine Months Ended September 30, 2011	Nine Months Ended Nine 30, 2010
Management fees	$497,356	$779,162
General and administrative	$456,579	$351,875
Professional fees	$378,374	$348,630
Geological and mining expenses	$1,889,971	$1,688,248
Interest expense	$91,063	$117,628
Surface access lease payments	$44,876	$44,876
Total	$(3,358,219)	$(3,330,419)

As of the nine month period ended September 30, 2011, we incurred a net loss of ($3,358,219), as compared to a net loss of ($3,330,419) for the nine month period ended September 30, 2010, an increase of $27,800 representing an approximate 1% increase in net losses. While there was a nominal increase in operating losses, there were several significant fluctuations in the expenses making up the Company's Operating Losses. Management fees decreased by $281,806 or approximately 36% as a result of the absence of the stock compensation bonuses awarded to the Company's Vice Presidents of Corporate Finance and Marketing during the first quarter of 2010 and through the elimination of the Vice President of Marketing position. General and administrative costs increased by $104,704 or approximately 30%, and professional fees increased by $29,744 or approximately 9%. Geological and mining expenses increased by $201,723 or approximately 12%, which was attributable to the costs associated with portal construction to begin underground mining on the Nancy Hanks patented claim and continued work on the updated feasibility study. Interest expenses decreased by $26,565 or approximately 23%, which was due to a decrease in the Company's need to enter into short term debt instruments for the purposes of carrying out the plan of operations during the first three quarters of 2011. We estimate our operating expenses will increase during the fiscal year ending December 31, 2011 to $5,585,000. The increase will be attributable to fulfilling the terms of employment agreements with the Company's President, Eric Sauve, the Company's Senior Consultant, Aaron Charlton in which their salaries increase by six percent (6%), from $16,854 to $17,865 on June 1, 2011 and the continuation of the increase in monthly salary of $12,500, to our Vice President of Marketing and Finance, BJ Ambrose, the completion of our amended feasibility study, continued preparations to begin underground mining operations at the Nancy Hanks mine site located on the Garnet Mineral Property, establishing an on-site fire assay laboratory, and continued mineralized material shipments from the Lead King site to the Golden Sunlight Mill.

Liquidity and Financial Resources

We had a working capital of ($4,877,439) at September 30, 2011, compared to working capital of ($2,077,836) at December 31, 2010. For the nine month period ended September 30, 2011, net cash used in operating activities was ($1,984,302), as compared to the nine month period ended September 30, 2010 of ($1,659,392). For the nine months period ended September 30, 2011, net cash used in investing activities was ($397,727), as compared to ($175,520) of net cash used in investing activities in the nine month period ended September 30, 2010. For the nine month period ended September 30, 2011, financing activities provided $2,391,928 compared to $1,783,239 for September 30, 2010. Cash flow from financing activities in 2011 was due to the Company entering into a short term debt instrument for the purchase of heavy and industrial equipment and through the sale of our common stock pursuant to a Private Placement Memorandum dated February 16, 2011, and a Private Placement Memorandum dated July 27, 2011, which are further described under Item 2. Unregistered Sales of Equity Securities and Use of Proceeds section of this Form 10-Q. Cash flow from financing activities in 2010 was due to the Company entering into Promissory Notes and through the sale of our common stock pursuant to the Exempt Offering dated January 2010 as more fully described in our Form 10-K for the fiscal year ending December 31, 2010. Net cash for the nine month period ended September 30, 2011 increased by $9,899 as compared to a decrease of ($51,673) for the nine month period ended September 30, 2010. At the nine month period ended September 30, 2011, we had cash of $11,193.

From the date of the incorporation of March 15, 2007 through September 30, 2011, we have paid services valued at $1,078,000 through the issuance of 957,525 common shares, have raised an aggregate of $2,842,831 in cash through the issuance of 3,079,974 common shares, and paid debt of $4,839,054, which included interest resulting from the Company's short-term notes, through the issuance of the Company's no par value common stock.

The Company, through its Officers' and Directors' relationships with friends, family members and close business associates, intends to correct any deficiency in working capital through the sale of its common equity to investors and/ or through the identification of and potentially entering into arrangements with strategic partners in order to fund our operations in 2011. The Company believes it has identified sufficient funding for its growth from these sources.

ITEM 3.     Quantitative and Qualitative Disclosures About Market Risk

We do not consider the effects of interest rate movements to be a material risk to our financial condition. We do not hold any derivative instruments and do not engage in any hedging activities.

ITEM 4T.     Controls and Procedures

Evaluation of disclosure controls and procedures.

We carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer/ Chief Financial Officer for the effectiveness of the design and operation of our disclosure controls and procedures as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this Quarterly Report on Form 10-Q. Based upon this evaluation, the Chief Executive Officer/ Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of September 30, 2011.

Management's Report on Internal Control over Financial Reporting

Our management, in combination with our Board of Directors' Audit and Corporate Governance Committees, are responsible for establishing and maintaining adequate internal control over financial reporting as that term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our control environment is the foundation for our system of internal control over financial reporting. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements. During the first quarter ending March 31, 2011, we formed and authorized the Audit, Corporate Governance and Compensation Committees of our Board of Directors for the purposes of assisting management with the Company's internal controls over financial reporting. These committees have not yet begun to implement their respective operations, therefore the changes that occurred during the quarter ending March 31, 2011 have not materially affected the period covered by this report, and are reasonably not likely to materially affect the Company's internal controls over financial reporting.

PART II - OTHER INFORMATION

ITEM 1.     Legal Proceedings.

We are currently not a party to any pending litigation, government investigation, or any other legal proceedings.

ITEM 1A.     Risk Factors.

Risk Factors Relating to Our Business

1:   We have limited operating history and limited historical financial information upon which you may evaluate our performance.

You should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like ours, are in the exploration stage. We may not successfully address these risks and uncertainties or successfully implement our business plan. If we fail to do so, it could materially harm our business and impair the value of our common stock. Even if we accomplish these objectives, we may not generate positive cash flows or profits that we anticipate in the future.

Unanticipated problems, expenses and delays are frequently encountered in establishing a new business and in the exploration stages of the search for mineral deposits. These include, but are not limited to, inadequate funding, competition, and unsuccessful mineralized material exploration. Our failure to meet any of these conditions would have a materially adverse effect upon us and may force us to reduce or curtail operations. No assurance can be given that we can or will ever operate profitably.

2:    We will require additional funding.

As of September 30, 2011, we had cash in the amount of $11,193. We currently anticipate incurring expenses of approximately $5,585,000 for the fiscal year ending December 31, 2011, which we plan to use in order to complete our feasibility study, fund our 2011 Exploration Season, continue the mapping project on our property, establish an on-site fire assay laboratory, ship mineralized material from the Lead King mine site to the Golden Sunlight Mill, and continue preparations to begin underground mining operations at the Nancy Hanks mine site on our Garnet Mineral Property. We will require additional financing in order to begin and complete our current plans for the 2011 exploration season and may require additional financing for future phases on our Garnet Mineral Property. We currently have limited operations at the Lead King mine site and propose to continue shipments and generating other income into the fourth quarter of 2011. Our business plan calls for significant exploration expenses. We will require additional financing to sustain our business operations if we are not successful in earning sufficient revenues once exploration is complete. In the event that our exploration programs are successful in sufficiently estimating the mineralized material continuity between drill holes and we exercise our mineral claim purchase option, we may require additional funds in order to place the patented and unpatented mining claims into the development and commercial production stages. We currently do not have any finalized arrangements for financing and we may not be able to obtain financing when required and on favorable terms. Obtaining additional financing would be subject to a number of factors, including the market prices for gold, silver and other metallic minerals and the costs of exploring for, developing and producing these materials. These factors may make the timing, amount, terms, or conditions for additional financing unavailable to us, which would force us to reduce our operations or even cease operations.

3:   Auditor has raised substantial doubt about our ability to continue as a going concern.

The report of our independent auditor regarding our audited financial statements for the period ended December 31, 2010 indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. We have an accumulated deficit since inception of $11,899,078 for the period from our inception, March 15, 2007, to September 30, 2011, and have no revenues. Our future is dependent upon our ability to obtain financing and upon successful exploration and future development and production stages on the patented and unpatented mining claims. This is a significant risk to investors who purchase shares of our Common Stock because there is an increased risk that we may not be able to generate and/or raise enough capital to remain operational. Potential investors should also be aware of the difficulties normally encountered in the exploration stage of mining companies and the high rate of failure of such enterprises. Our auditor's concern may inhibit our ability to raise financing because we may not remain operational, which would most likely cause our business to fail.

4:   The global financial crisis may have impacts on our business and financial condition that we currently cannot predict.

The continued credit crisis and related instability in the global financial system has had, and may continue to have, an impact on our business and our financial condition. We may face significant challenges if conditions in the financial markets do not improve. Our ability to access the capital markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The credit crisis could have an impact on any potential lenders, causing them to fail to meet their obligations to us. These factors may make the timing, amount, terms, or conditions for additional financing unavailable to us, which would force us to reduce our operations or even cease operations, and may cause our business to fail.

5:  Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations, and we do not expect these conditions to improve in the near future.

Our results of operations are materially affected by conditions in the domestic capital markets and the economy generally. The stress experienced by domestic capital markets that began in the second half of 2007 has continued and substantially increased into the present. Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the U.S. have contributed to increased volatility and diminished expectation for the economy and the markets going forward. These factors, combined with volatile oil and gas prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a continued recession. In addition, the fixed-income markets are experiencing a period of extreme volatility which has negatively impacted market liquidity conditions.

Initially, the concerns on the part of market participants were focused on the subprime segment of the mortgage-backed securities market. However, these concerns have since expanded to include a broad range of mortgage and asset-backed and other fixed income securities, including those rated investment grade, the U.S. and international credit and interbank money markets generally and a wide range of financial institutions and markets, asset classes and sectors. As a result, capital markets have experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probabilities of default. These events and the continuing market upheavals may have an adverse effect on us because our liquidity and ability to fund our capital expenditures is dependent in part upon our access to the private and public capital markets. In addition, in the event of extreme prolonged market events, such as the global credit crisis, we could incur significant losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility. The forgoing factors may have a negative impact on the value of our company, its assets, and its common stock resulting in illiquidity of our shares and potentially a total loss to our shareholders and a failure of our business.

6:   We are a new company with limited operating history.

We have only completed three drilling seasons on our mining claim holdings for which we have acquired our options. We recently acquired additional unpatented mining claims and mining leasehold interests, which we began exploring in 2010 and of which will require additional exploration. As a result, we have no way to evaluate the likelihood that we will be able to operate our business successfully and move to the next mining stage on our Garnet Mineral Property. There is no history upon which to base any assumption as to the likelihood that we will prove successful. While we began generating income during the third quarter of 2011, we have not begun earning revenues pursuant to the Company's primary business operations as of the date of this Form 10-Q. Thus, we face a high risk of business failure which could result in a loss of confidence by our shareholders or potential investors and could result in a disruption to the business, adversely affecting our Company and the existing shareholders.

7:   We may be unable to retain the consultants upon which we rely.

We have agreements with consultants to perform services for us including with an independent engineer for the review of the historical information available on the mining claims we have under option, the results from the previous exploration work performed on these mining claims, as well as the result of our exploration during the 2008 through 2011 drilling seasons in order to prepare the Company's Feasibility Study pursuant to Industry Guide 7, and to make recommendations based on those reviews; with a firm for engineering services in order to complete mill and property engineering on the Garnet Mineral Property; with the University of Montana to utilize the Geological Department and Geographical Information Systems Department to digitize data; with geologist consultants for mapping the Garnet Mineral Property; assistance with the Vulcan Sub-Surface 3D Mine Modeling Program; and assistance with sampling, mapping and drill rig activities on the Garnet Mineral Property. We also have agreements with an independent laboratory to perform analyses on geological samples and an engineering firm for a water base line study and survey for a mill and tailings impoundment. We also have agreements with independent companies to provide hauling services in our shipment of mineralized material to the Golden Sunlight Mill from the Lead King mine site; along with an independent mining company to complete the portal construction and other preparations required to begin underground mining on the Nancy Hanks patented claim.

Each of our consultants perform functions that require the services of persons in high demand in the industry and these persons may or may not always be available when needed based on their status as consultants. The implementation of our business plan may be impaired if we are not able to retain our significant consultants or if they do not perform in accordance with their agreements and the failure to execute our business plan will have an adverse effect on the value of our company and its common stock.

8:   We may be unable to continue to sell our mineralized material to third party mill facilities for processing, or the ore processing fees may become prohibitive in the cost effectiveness of continuing mineralized material shipments for processing.

We currently have an agreement in place to sell a maximum of 30,000 short tons of ore from old tailings from the Lead King mine site to Golden Sunlight Mines, Inc. ("Golden Sunlight Mill"). The Golden Sunlight mill is an independent third party mill facility that receives ore from various locations around the area. Thus, there is no guarantee that the Golden Sunlight Mill will continue to process our mineralized material, nor is there any guarantee that the processing fees may not become prohibitive in our continued shipment of mineralized material for processing. In the event we are unable to continue mineralized material shipments to the Golden Sunlight Mill, the income we are currently generating from the Lead King mine site would not continue, which could interfere with the implementation of our business plan, and may have an adverse effect on the value of our common stock and may cause our business to fail.

9:   Common ownership of GHC and Commonwealth may create a conflict of interest.

One of our material assets is the option to purchase the 122 unpatented and 23 patented mining claims on the Garnet Mineral Property. The claims are owned, or optioned by Commonwealth. Commonwealth is owned in part by Mr. Eric Sauve, our President, CEO, CFO and Director. In addition, Mr. Aaron Charlton, Senior Consultant and NEO to our Company, is a majority owner of Commonwealth. Our newly appointed Audit Committee has begun the process of identifying a third party outside accountant or financial consultant to assist in completing an internal review and plans to adopt conflict of interest and ethics rules, which will include the rules set forth in the Sarbanes-Oxley Act of 2002. The Audit Committee has put these efforts on hold until such time as the Company has sufficient capital to complete the Audit Committee's internal review. In the absence of these corporate governance measures, and in general, the interests of Commonwealth and management may not coincide which could result in a loss of confidence by our shareholders adversely affecting our company and the existing shareholders which in turn would have an adverse effect on the value of our common stock and may cause our business to fail.

10:   There may exist potential conflicts of interest between us and Garnet Range Resources, LLC

Our agreement with Garnet Range Resources, LLC, a Montana limited liability company ("Garnet"), provides for the rental and operation of heavy equipment, labor on the Garnet Mineral Property and coordination of the exploration project management with us. Since Mr. Eric Sauve, our President, CEO, CFO and Director, and Joyce L. Charlton, the Managing Member of Garnet and wife of Aaron Charlton, our Senior Consultant, own 100% of Garnet, there is the potential for a conflict of interest between Garnet and the best interest of our shareholders. Since, from time to time, Aaron Charlton, our Senior Consultant, consults with Garnet, there is the potential for a conflict of interest between Garnet and the best interest of our shareholders. Our newly appointed Audit Committee has begun the process of identifying an independent third party accountant or financial consultant in order to assist in completing an internal review and plans to adopt conflict of interest and ethics rules, which will include the rules set forth in the Sarbanes-Oxley Act of 2002. The Audit Committee has put these efforts on hold until such time as the Company has sufficient capital to complete the Audit Committee's internal review. In the absence of these corporate governance measures, and in general, the interests of Garnet and management may not coincide with the interests of our shareholders, which could result in a loss of confidence by our shareholders or potential investors adversely affecting the value of our common stock.

11:   We are not indemnified under our agreement with Garnet.

While Garnet is responsible for the rental and operation of heavy equipment and labor on the Garnet Mineral Property and coordination of the exploration project management, we are not contractually indemnified by Garnet for work stoppage, delays or interruption of operations, as a result of not being able to provide these services on a timely manner. Lack of performance or untimely performance on the part of Garnet could result in increased costs, monetary losses, legal liability and possible adverse state governmental or BLM action. The inability of Garnet to perform could cause a delay in the progress of our exploration on our Garnet Mineral Property and our progression from exploration into the development and production stages of mining, which may have an adverse effect on our financial position, shareholders, and the identification of future financing. The potential costs associated with losses or liabilities not covered by Garnet's insurance will have a material adverse effect on our financial position and have an adverse effect on the shareholders and the value of our common stock.

12:   Reliance on third party contractors.

The success of our Company will largely depend on the performance of our third party contractors to provide mine and mill engineering, the rental and operation of heavy equipment, including drill rigs and labor, on the Garnet Mineral Property and coordination of the exploration project management. In addition, our contractors may face a shortage of equipment and skilled personnel with the necessary experience in order to complete the work required in the implementation of our business plan in a workman-like manner. Several of these third party contractors include, Cowboy Equipment, LLC c/o Roland Schumacher, the individual providing the heavy and industrial equipment used in the current mineralized material shipping activities currently underway on the Lead King site; CDM Constructors, Inc., the firm providing support services for mine and mill development; and O'Keefe Drilling, Inc., the firm completing all reverse circulation drilling. CDM Constructors, Inc. and O'Keefe Drilling, Inc. have substantial accounts payable from the Company and have been forced to limit, and may from time to time be forced to discontinue their services on our Garnet Mineral Property until such time that the Company is able to pay all or a portion of its obligations. A shortage of skilled and experienced contractors could have a material adverse effect on our ability to carry on our operations and therefore limit, delay, or increase the cost of our operations which in turn could have an adverse affect on the value of our common stock, and could cause our business to fail.

13:   We have entered into an orderly plan for payment to cure a default under the terms of our contract with one of our third party contractors, who has filed a lien secured by 6 of our 23 optioned patented mineral claims and 2 of our 122 optioned unpatented mineral claims.

We are currently in default under the terms of our contract with one of our third party contractors, CDM Constructors, Inc., who had filed a UCC Lien in the amount of $674,371 on certain assets. The assets named in the lien include all recovered valuable minerals, the proceeds, products, refined materials, dore', bullion, and accounts relating to valuable minerals currently stockpiled on the following patented claims optioned through Commonwealth Resources, LLC: Free Coin MS 4652, Lead King MS 4811, Bull's Eye MS 4651, Bull's Eye Fraction MS 9405, Grant and Hartford MS 7327, White Cloud MS 5631, Red Cloud MS 5451 and on the following unpatented claims optioned through Commonwealth Resources, LLC: GHC 50 and GHC 52. The Settlement Agreement dated June 6th, 2011 assigns 60% of the net mill receipts to the vendor related to shipments from the mining operations located on any of the described mineral claims, including the mining operations on the Lead King MS 4811 patented mining claim, to pay the outstanding balance. The balance owed to the vendor at September 30, 2011 is $480,388.

While we are in default under the terms of our contract and there is a lien filed against the assets described above, we have entered into the .822656113.Combination Settlement Agreement, Security Agreement, and Assignment of Proceeds, which sets forth an orderly plan for payment of the balance owed and CDM Constructors, Inc. is continuing to provide us services necessary for our continued exploration and operations on our Garnet Mineral Property. In the event that we are unable to satisfy the requirements of the orderly plan for payment, CDM Constructors,

Inc. may be forced to limit, or discontinue their services on our Garnet Mineral Property until such time that the Company is able to pay all or a portion of its obligations. This limited or discontinued service could have a material adverse effect on our ability to carry on our operations and therefore limit, delay, or increase the cost of our operations which in turn could have an adverse affect on the value of our common stock, and could cause our business to fail. Additionally, a default on any part of this agreement would clearly prohibit our ability to use these assets as collateral to obtain debt financing, which could adversely affect the execution of our business plan.

14:   Exploration stage mining companies experience a high rate of failure from the occurrence of unanticipated issues.

Potential investors should be aware of the difficulties normally encountered by exploration stage companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration stage. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The exploration stage also involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure, or against which we may elect not to insure. In addition, there is no assurance that the expenditures to be made by us in the exploration of the mineral claims will result in determining the existence of proven/probable reserve deposits. Problems such as unusual or unexpected formations and other conditions are involved in exploration and often result in unsuccessful exploration efforts and such results could adversely affect the execution of our business plan.

15:   Our property insurance may not cover liability that we may be subject to in the future.

At the present time, we have a property liability insurance policy that covers all of our current surface operations. We cannot ensure that a property liability insurance policy will continue to be available, or to be available at a favorable rate, which would force us to proceed in implementing its business plan with inadequate or no property liability insurance. We cannot ensure that our current coverage will sufficiently protect against all unanticipated hazards, and if and when our operations expand to include more extensive above surface and underground exploration, our current property liability coverage may be insufficient. The payment of such liabilities, that are uncovered, or insufficiently covered, by our current property liability policy, may have a material adverse effect on our financial position.

16:   Non-Consent to Use Geological Reports.

We have been unable to obtain consents for two historical geological reports: the "Garnet Project Summary," prepared by Pegasus Gold Corporation, and the "Mineral Property Valuation of the Garnet and Copper Cliff Mining Districts in Garnet and Missoula Counties," prepared by Dr. John C. Brower, Ph.D. We have deemed it necessary to include portions of these reports, without the expert consents and with the acknowledgement that the reports are over ten years old because the information in these reports describe the historical geological condition of the Garnet Mineral Property, and historical exploratory mineralized material findings on such Garnet

Mineral Property. The information contained in these reports was a contributing factor in entering into the option agreement with Commonwealth and to the development of our current exploratory drilling program on the Garnet Mineral Property. Because we have been unable to obtain the consents of the authors of these geological reports, we have adopted the conclusions contained in such reports as our own, even though we are not experts qualified to have prepared such reports and even though we have not independently verified the accuracy of such reports. No assurance can be given that the conclusions set forth in such reports were accurate when made, were based on the opinions of experts willing to stand behind them, or that such conclusions are accurate presently.

17:   We will continue to incur losses for the foreseeable future.

Prior to completion of the exploration stage, we anticipate that we will incur increased operating expenses without realizing any significant revenues. We expect to incur continuing and significant losses into the foreseeable future. As a result of continuing losses, we may exhaust all of our resources and be unable to complete exploration of our acquired and optioned mineral claims. Our accumulated deficit will continue to increase as we continue to incur losses. We may not be able to generate profits or continue operations if we are unable to generate significant revenues from future mining of the mineral claims even if we exercise our options and our business will most likely fail.

18:   Because access to the mineral property may be restricted by inclement weather, the Company may be delayed in its exploration efforts.

Access to the mineral property may be restricted during parts of the year, due to weather in the area. The property is in a mountainous area in the Garnet Mining District, Granite County, Montana which is accessible by county roads, BLM roads, and private roads. Although these roads have been used for exploration in the past, they are best traveled by four-wheel drive vehicles from spring to the beginning of winter. During the winter months, heavy snowfall can make it difficult to undertake work programs. We do not currently plan drilling operations in the winter months. Frequent inclement weather in the winter months makes exploration activities difficult and the planning of exploration activities challenging. As a result, any attempt to explore the property is largely limited to the times when weather permits such activities. The most efficient time for us to conduct our work programs is during the months of May through November. These limitations can result in significant delays in our exploration efforts, as well as any future production. Delays in exploration and drilling due to inclement weather could significantly increase the time that it would take to explore the property, generate any operating revenues or achieve profitable operations, which could cause the failure of our business.

19:   The mine exploration business is highly competitive.

The mine exploration business is highly competitive. Our preparation activities will be focused on exploring our mineral property in order to determine the existence of proven/probable reserves. Many of our competitors have greater financial resources than we have. As a result, we may experience difficulty competing with other businesses regarding availability of equipment, qualified personnel, and future financing. If we are unable to retain qualified personnel, locate needed equipment while conducting exploration activities, or identify future financing, we may be unable to enter into the development and production stages and may be unable to achieve profitable operations, causing our business to fail.

20:   A ready market may not exist for the sale of any proven/probable reserves identified in the future.

Even if we are able to successfully explore, develop and prepare an established commercially minable proven/probable reserve deposit, a ready market may not exist for the sale of the extracted proven/probable reserves. Numerous factors beyond our control may affect the marketability of gold proven/probable reserves that are prepared for production. These factors include market fluctuations, the proximity and capacity of natural resource markets, processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental laws and regulations. These factors could inhibit our ability to sell proven/probable reserves in the event that we are able to successfully explore, develop and prepare an established commercially minable proven/probable reserve deposit for extraction, resulting in a materially adverse affect on our financial position, and the potential failure of our business.

21:   Our operations are subject to numerous governmental permits which are difficult to obtain and we may not be able to obtain or renew all of the permits we require, or such permits may not be timely obtained or renewed.

In the ordinary course of business we are required to obtain and renew governmental permits for our operations, including operation and expansion of our exploration, and future development and production activities. Obtaining or renewing the necessary governmental permits is a complex and time consuming process involving costly undertakings by our company, and specifically by CDM Constructors, Inc., which presently assists us in preparing our governmental permits. The duration and success of our efforts to obtain and renew permits are contingent upon many variables not within our control including the interpretation of applicable requirements implemented by the permitting authority. We may not be able to obtain or renew permits that are necessary to our operations, or the cost to obtain or renew permits may exceed our estimates. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. There can be no assurance that we have been or will at all times be in full compliance with all such laws and regulations and with our environmental and health and safety permits or that we have all required permits. The costs and delays associated with compliance with such laws, regulations and permits and with the permitting process could stop us from proceeding with the exploration or future development and production of our Garnet Mineral Property and could increase the costs of exploration, and future development and production, and may materially adversely affect our business results of operations or financial condition and may cause the failure of our business.

22:   Our anticipated underground mining operations are subject to stringent federal and state safety regulations that increase our cost of doing business, and may place restrictions on our operating methods. In addition, government inspectors under certain circumstances, have the ability to order our operations to be shut down based on safety considerations.

Our anticipated underground mining operations at our Nancy Hanks underground mining site are regulated by the Mine Safety and Health Administration (MSHA) pursuant to Title 30 of the Code of Federal Regulations (CFR), and specifically Parts 47 Hazard Communication; 48 Training and retraining of miners; 56 Safety and health standards - surface; 57 Safety and health standards - underground; 58 Health standards for metal and non metal mines; and 62 Occupational noise exposure. These regulations are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, the equipment used in mine emergency procedures, mine plans and other matters. The various requirements mandated by laws or regulations can have a significant effect on operating costs and place restrictions on our methods of operations. In addition, the Company is required to enact a safety program, including planned actions setting forth procedures for emergencies, which include, but are not limited to cave-ins, power outages, explosions, fire, inundation, ground control failures, and landslides. Failure to adhere to MSHA standards and regulations could subject the Company to costly fines, mine closure and possible injury and/ or death, which may become a source of liability and may create an adverse affect on any future revenues and the shareholders would be subsequently adversely affected.

23:   There is a limited potential for acid drainage from wastes on our exploration and future mining activities at the Garnet Mineral Property.

Although baseline water testing of the historic Garnet Mineral Property does not show, either widespread or, significant acid rock drainage issues, even after 100 years of mining in the area, our own geochemical testing of the mineralized material from our exploration activities shows a limited potential for acid drainage from our wastes. To mitigate this potential occurrence and reduce the risks from acid rock drainage, we propose good waste management practices such as, runoff control, lined tailings impoundments, and additional testing. While appropriate steps will be taken to prevent the potential for acid mine drainage, discharges of pollutants into the ground water and the environment may occur and become a source of liability, which would have an adverse affect on any future revenues and our shareholders would be subsequently adversely affected.

24:   We must comply with all Environmental Protection Agency (EPA) requirements, such as the Clean Air Act and the Clean Water Act.

Throughout our exploration and future development and production activities on our Garnet Mineral Property we fall under the jurisdiction of the EPA and must comply with all of their requirements such as the Clean Air Act and the Clean Water Act. While we believe that there is limited potential for non-compliance due to the minimal disturbance produced from our exploration activities, we work closely with the State of Montana Department of Environmental Quality ("DEQ") to assess and mitigate any potential environmental impacts through good waste management practices. Even through our waste management practices, there is no assurance that we can completely eliminate discharges of pollutants into the ground water and the environment, which may become a source of liability and may create an adverse affect on any future revenues and the shareholders would be subsequently adversely affected.

25:   Our exploration operations are subject to any future environmental regulations, which could result in additional costs and operational delays.

All phases of our operations are subject to current and future environmental regulation. Environmental legislation evolves in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation will not adversely affect our exploration efforts.

26:   Our exploration activities rely upon our ability to retain our current mining permit and obtain additional permits for our future operations.

The majority of our wastes generated on the Garnet Mineral Property will be characterized as an exempt waste pursuant to the Bevill Exemption from the Hazardous Waste Rules under the Resource Conservation and Recovery Act ("RCRA"). Therefore waste management on our Garnet Mineral Property will be regulated by the DEQ through its' mine permitting process. Concurrently, we hold a Small Miner Exclusion and Exploration Permit and are in compliance with, the Small Mine Exclusion requirements required by the State of Montana DEQ. Our current plan is to continue our exploration activities through our small miner permit, until such time that our required surface disturbance is greater than five acres. We are required to obtain drilling permits, post bonds and perform remediation work for this physical disturbance to the land in order to comply with the DEQ and BLM laws, rules and regulations. While we have planned exploration program budgets for regulatory compliance, there is a risk that new laws, rules or regulations could increase our costs of doing business, preventing us from carrying out our exploration program and, therefore, adversely affecting our operational results.

Additionally, we anticipate being able to begin underground mining with this small miner permit, there is no guarantee that our operations will be successful, or that our operation will not require a surface disturbance larger than five acres. In the event that our future operations require an additional surface disturbance, there is no guarantee that we will successfully prepare and receive a full mine permit. Therefore, failure to maintain our current small mining permit, or obtain a full mining permit would interfere with our plan of operations, which would have an adverse affect on any future revenues and the shareholders would be subsequently adversely affected. In addition, any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, required changes to operation constraints, technical criteria, fees or surety requirements.

27:   Several of our Prospecting Leases are on BLM owned patented claims.

On May 24, 2010, we acquired eight Prospecting Leases on BLM owned patented claims, which are part of public lands administered by the BLM Montana State Office. The land where these Prospecting Leases are located is governed by the laws and regulations of the U.S. federal government and the state of Montana. Any changes to the laws and regulations governing mining operations on public lands could have an adverse impact on our financial performance and results of operations by, for example, required changes to operation constraints, technical criteria, fees or surety requirements.

28:   We may produce air emissions and pollutions that could fall under the jurisdiction of U.S. Federal Laws.

Under the U.S. Resource Conservation and Recovery Act, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous waste, as well as for closure and post-closure maintenance once they have completed mining activities on a property. Our mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment which are subject to review, monitoring and/or control requirements under the Federal Clean Air Act and State air quality laws. Permitting rules may impose limitations on our production levels or create additional capital expenditures in order to comply with the rules.

29:   Any new legislation that may be proposed could significantly affect the mining industry.

Members of the U.S. Congress have repeatedly introduced, and may introduce in the future, bills which would supplant or alter the provisions of the Mining Law of 1872. If enacted, such legislation could change the costs of holding unpatented mining claims and could significantly impact our ability to develop mineralized material on unpatented mining claims. In the past, such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a deferral royalty on production from unpatented mining claims. Although it is impossible to predict at this point what, if any, legislated royalties might be, any future enactment could adversely affect the potential for development of our mining claims on federal unpatented mining claims. Any future passage of such legislation could adversely affect our financial performance.

30:   Increased costs could affect our financial condition.

We anticipate that costs on our Garnet Mineral Property will frequently be subject to variation from one year to the next due to a number of factors, such as changing mineralized material grade, metallurgy and revisions to mine plans in response to the physical shape and location of the mineralized material body. In addition, costs are affected by the price of commodities such as fuel and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs on our garnet Mineral Property could have a significant effect on our profitability.

31:   In the event that our optioned mining claims become invalid, we will lose all rights that we have in the 23 patented and 122 unpatented mining claims.

We have an option to acquire 23 patented and 122 unpatented mining claims owned by Commonwealth. WGM Group, a professional survey company in Missoula, Montana, surveyed, staked and filed all 122 unpatented claims. These claims were staked on public lands administered by the BLM. The right to conduct exploration, development and production mining programs on these 122 unpatented mining claims is subject to permitting by the BLM. The right to conduct exploration, development and production mining programs on the 23 patented mining claims is subject to permitting by the Montana DEQ. The invalidity of any claims would have an adverse affect on any future revenues.

In order to keep the 122 unpatented mining claims in good standing, the BLM requires an annual maintenance fee be paid before August 31st of each year. In the event that these maintenance fees are not paid by the August 31st deadline, the mining claims become invalid and revert to the BLM. In the event that our mining claims become invalid, we will lose all rights that we have in the 122 unpatented mining claims.

In order to keep the 23 patented mining claims in good standing, the Granite County, Montana Treasurer requires assessed property taxes to be paid for each respective mining claim by July 31st of each year. If we fail to pay property taxes in a timely manner, we risk losing our rights in the 23 patented mining claims. Current annual assessment fees amount to $29,680 for unpatented claims and current property taxes on the 23 patented claims amount to $1,540. If these fees are not satisfied by us and/or Commonwealth, we would lose our rights in the claims and our shareholders would be adversely affected.

32:   In the event we fail to make our scheduled option payments, we will lose all interest that we have in the optioned patented and unpatented mining claims.

We have an option to acquire 23 patented and 122 unpatented mining claims that are owned or optioned by Commonwealth. Under our Option Agreement with Commonwealth, in lieu of our required annual option payments of $190,000 due on June 15, 2012, Commonwealth has agreed to payment in either cash or in-kind by way of payments to third parties for surface improvements to the property made for the benefit of Commonwealth and valued at $190,000. The $190,000 annual option payment will resume during 2013 and 2014, and will increase to $400,000 during 2015 and 2016. Under our Surface Access Lease with Commonwealth we are required to make annual access lease payments of $60,000. In the event that we fail to make these payments in a timely manner, we may risk losing all rights in and to the claims.

33:   In the event that our acquired mining claims and leasehold interests become invalid, we will lose the 91 unpatented mining claims and 8 leasehold interests.

On May 24, 2010, the Company entered into the Share Purchase Agreement with Commonwealth, to acquire 91 unpatented mining claims and 8 prospecting leases on United States BLM owned patented mining claims. We are required to make timely payment of all fees, including, but not limited to, all annual assessment fees required by the BLM, and, if applicable, timely take any other actions necessary to keep all unpatented claims in good standing. The 8 leasehold interests on BLM-owned patented claims rely upon a prospecting permit obtained through the DEQ. These leasehold interests will continue in perpetuity provided that the Company, (i) files an extension for its Prospecting Permit 90 days prior to the expiration date, (ii) tenders the annual rental payment, equal to $0.50 per acre, or a minimum of $20, (iii) drills or excavates at least one exploration hole, trench, test pit, or performs some other comparable exploration, and (iv) periodically update the DEQ on our operations plan and obtain and maintain an adequate bond. In the event we fail to maintain the acquired mining claims and leasehold interests in good standing, or in the event we do not exercise our option to purchase the 122 unpatented and 23 patented mining claims, we are required to convey the 91 unpatented mining claims and 8 leasehold interests to Commonwealth at no cost to Commonwealth. The invalidity, and loss of our acquired claims and prospector leases would have an adverse affect on any future revenues and the shareholders would be subsequently adversely affected.

34:   We have not completed mapping and verification of our newly acquired 91 unpatented claims and 8 prospecting leases on BLM owned patented claims.

We are currently in the process of completing the verification of ownership and mapping on the new 91 unpatented mining claims and 8 prospecting leases on BLM owned patented claims, which were acquired pursuant to the Share Purchase Agreement with Commonwealth dated May 24, 2010. There is no guarantee that we will be successful in this endeavor, and in the event we are unsuccessful, we will be unable to explore these claims. Our inability to explore these claims, or verify the ownership of these claims, would interfere with our growth opportunities and may materially adversely affect our business results of operations or financial condition.

35:   We have been exploring a mineral claim, of which we own no right or title to the mineral rights thereon.

The Company has been doing preliminary exploratory work on one (1) patented mining claim referred to as the, Grant and Hartford patented mining claim, ms# 7327, for the purpose of potentially acquiring the mineral rights. As of the date of this Form 10-Q, the Grant and Hartford mining claim is not included in the Company's optioned, nor purchased, mineral rights. In the event we are unable to obtain the mineral rights to the Grant and Hartford mining claim, we will be unable to proceed with our exploration activities on the claim and will lose the value of our exploration results that we have already completed on the claim area. In addition, in the event we are unable to obtain the mineral rights, we may be unable to recover the expenditure of time and money devoted to the exploration, which would have an adverse effect on the implementation of our business plan and potential revenues.

36:   Compliance with Sarbanes-Oxley may result in our inability to achieve profitability.

The Sarbanes-Oxley Act of 2002 was enacted to increase corporate responsibility and accountability, to provide for enhanced penalties for accounting and auditing improprieties relating to publicly-traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to U.S. federal securities laws. The Sarbanes-Oxley Act generally applies to all companies that file or are required to file periodic reports with the SEC, under the Securities Exchange Act of 1934, as amended. Upon becoming a publicly reporting company, we are required to comply with the Sarbanes-Oxley Act and its costs to remain in compliance with the federal securities regulations. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the SEC that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may make it more costly to attract or may deter qualified individuals from accepting these roles. If we are unable to attract and retain qualified officers, directors and board committee members, which are required pursuant to the Sarbanes-Oxley Act of 2002, we may not be able to provide effective management or comply with federal law. Additionally, significant costs incurred as a result of being a public company could divert the use of finances from our operations resulting in the Company's inability to achieve profitability.

Risk Factors Relating to Our Common Stock and this Offering

37:   We are required to annually evaluate our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have a material effect on the price of our Common Stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on internal control over financial reporting. Such a report must contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. If we are unable to maintain and to assert that our internal control over financial reporting is effective, or if we disclose material weaknesses in our internal control over financial reporting, investors could lose confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our stock price.

38:   Indemnification of Officers and Directors may prohibit stockholder action against the Company.

Our Bylaws provide for indemnification to the fullest extent permitted by Montana law for any person whom we may indemnify thereunder; including our directors, officers, employees and agents. As a result, stockholders may be unable to recover damages against directors for actions taken by them in good faith and with the belief that such actions served the best interests of the Company, whether or not such actions actually did. Our Bylaws, therefore, may reduce the likelihood of derivative litigation against directors and other types of stockholder litigation, even though such action, if successful, might otherwise benefit us and our stockholders.

39:   We are subject to compliance with securities law, which exposes us to potential liabilities, including potential rescission rights.

Our shares of common stock have been offered to prospective investors pursuant to the terms and subject to the conditions of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Unless the sale of our common stock otherwise qualifies for the statutory private offering exemption provided in Section 4(2) of the Securities Act, purchasers of our common stock may have the right to rescind their purchase if any of our offerings fail to comply with the requirements of Regulation D. A similar right may exist under state securities law. If we have used the proceeds raised from any of our offerings prior to the time at which a rescission claim is made, there can be no assurance that any funds will be available to return to any investors who may be entitled to the rescission of their purchase of our common stock.

The basis for relying on such exemptions is factual; that is, the applicability of such exemptions depends upon our conduct and that of those persons contacting prospective investors and completing the sales of our common stock pursuant to our various offerings. We have not received a legal opinion to the effect that any of our prior offerings were exempt from registration under any federal or state law. Instead, we have relied upon the operative facts as the basis for such exemptions, including information provided by investors themselves. If any prior offering did not qualify for such exemption, we may face claims for rescission and other remedies. We may become engaged in costly litigation to defend these claims, which would lead to increased expenditures for legal fees and divert management's attention from operating the business of the Company. If we could not successfully defend these claims, we may be required to return proceeds from our offerings to investors, which would harm our financial condition. Additionally, if we did not, in fact, qualify for the exemptions upon which we have relied, we may become subject to significant fines and penalties imposed by the SEC and state securities agencies.

40:   The price of our Common Stock may be adversely affected by fluctuations in gold prices.

The price of our common stock, our financial results, and our exploration, and future development and mining activities may be significantly adversely affected by declines in the price of gold. Mineral prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world.

41:   We have not paid dividends in the past and do not expect to distribute cash dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and we do not anticipate doing so in the foreseeable future. In the future, the payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our Board of Directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

42:   There is no public trading market for our Common Stock and no public market may develop.

Even though the Company's Registration Statement on Form S-1 was declared effective by the SEC on January 5, 2010, there is no trading market for our common stock, and there can be no assurance that such a market will commence in the future. There can be no assurance that an investor will be able to liquidate his or her investment without considerable delay, if at all. If a trading market does commence, the price may be highly volatile.

43:   Our Common Stock may be deemed a "penny stock", which would make it more difficult for investors to sell their shares

Our common stock in all likelihood will trade at a price below $5.00 per share and become subject to the "penny stock" rules enacted by the SEC. This would increase the likelihood that many brokerage firms will not participate in a potential future market for our common stock. These rules require, among other things, that brokers who trade penny stock to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. If our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

44:   Our common stock is to certain restrictions on transferability.

Because our offerings of common stock have been made pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended, and have not been registered; sales and other transfers of our common stock purchased in our various private offering are subject to certain restrictions as described in the section titled "Restriction on Transferability of Securities," which is found at the end of our offering documents.

45:   Commonwealth owns a majority of our outstanding voting stock.

Commonwealth owns approximately 61.5%, or 20,759,532 shares of our total outstanding common stock. The following individuals, officers and affiliates of our company, are members of Commonwealth and have beneficial ownership and the right to vote the following shares of our company held by Commonwealth: Eric Sauve, 2,218,945 shares; Aaron Charlton, 11,645,181 shares; Kim L. Charlton, 2,255,830 shares and Rodney K. Haynes, 4,639,576 shares. Accordingly, these stockholders, as a group, will be able to control, among other things, the outcome of stockholders votes, including the election of directors, adoption of amendments to our Bylaws and Articles of Incorporation and approval of significant corporate transactions such as mergers. Eric Sauve is our President, CEO, CFO and a director, Aaron Charlton, our Senior Consultant, supervises our drilling program, deals with contractors and is our liaison with the BLM state and local agencies, Kim Charlton is Aaron Charlton's sister. The interests of Commonwealth and our management may not coincide with the interests of our shareholders, which could result in a loss of confidence by our shareholders or potential investors adversely affecting the value of our common stock. Any conflicts of interest between the company and Commonwealth could delay the implementation of our business plan, which could have a detrimental effect on our business and the value of our shareholders' investment.

ITEM 2.     Unregistered Sales of Equity Securities and Use of Proceeds.

On February 16, 2011, pursuant to a private placement of our common stock, upon which we relied on an exemption provided by Section 4(2) and Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended, we began offering through our Placement Agent, Source Capital, and our Officers and Directors, on a "best efforts basis", an aggregate of 6,160,000 shares of common stock at a purchase price of $1.25 per share. Through this offering, which closed on May 17, 2011, 316,400 shares were purchased for $395,500 by 17 accredited investors.

On or about, July 27, 2011, pursuant to a private placement of our common stock, upon which we relied on an exemption provided by Section 4(2) and Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended, we began offering to accredited investors, through our Officers and Directors, on a "best efforts basis," and through the date of this Form 10-Q 295,350 shares were purchased for aggregate proceeds of $590,700.

On or about, September 13, 2011, the Company began offering a series of Production Loan Agreements, offered pursuant to an exemption provided by Section 4(2) and Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended ("Production Loan Agreement"). The Company began offering the Production Loan Agreement on a best efforts basis through its Officers , Directors, and Key Employees, for an aggregate offering of $1,000,000 comprised of up to ten (10) short term notes for $100,000 each. The Production Loan Agreements are for a term of six months and pay interest equal to 20% per annum, which shall be paid from 10% of the net mill receipts related to shipments from the mining operations at the Lead King mine site located on the Company's Garnet Mining Property, starting November 1, 2011. Furthermore, in consideration of the entering into each Production Loan Agreement and in recognition of the significant risk to the lender in doing so, the Company will issue 20,000 warrants to purchase the Company's no par value common stock with an exercise price of $2.00 per share ("Production Warrants"). As of the date of this Form 10-Q, the Company issued four (4) Production Loan Agreements to accredited investors, in an aggregate sum raised of $400,000, which are due in full no later than May 7, 2012. Additionally, as of the date of this Form 10-Q, the Company will issue an aggregate of 80,000 Production Warrants valued at $94,614.

No advertising or general solicitation was employed in offering any of the securities. All certificates evidencing the securities issued in such transactions bear restrictive legends as securities issued in non-registered transactions that may only be resold in compliance with applicable federal and state securities laws. The applicable subscription documents relating to such transactions contained acknowledgments by the purchaser of such securities that the securities being acquired had not been registered, were restricted securities, could only be resold in compliance with applicable federal and state securities laws and the certificates evidencing such securities would bear restrictive legends.

Use of Proceeds From Registered Securities

The Company's Registration Statement filed on Form S-1 was deemed effective by the United States Securities and Exchanges Commission on January 5, 2010. The file number for this Form S-1 is 333-155507. The Company's offering in connection with this Registration Statement has not yet commenced due to the fact that the Company is currently compiling the necessary .information to complete the 211 filing with FINRA and the subsequent filing with DTC in order to begin electronic trading.

ITEM 3.     Defaults Upon Senior Securities.

None.

ITEM 4.     (Removed)

N/A.

ITEM 5.     Other Information.

Item 1.01 Entry into a Material Definitive Agreement.

On June 6, 2011, Grant Hartford Corporation entered into the .822656113.Combination Settlement Agreement, Security Agreement, and Assignment of Proceeds ("Agreement") with CDM Constructors, Inc. ("CDM"), the firm providing support services for mine and mill development on our Garnet Mineral Property. On June 24, 2011, CDM filed the Agreement as an exhibit to a UCC Lien with the Montana Secretary of State, in the amount of $674,371 on certain assets. The assets named in the lien include all recovered valuable minerals, the proceeds, products, refined materials, dore', bullion, and accounts relating to valuable minerals currently stockpiled on the following patented claims optioned through Commonwealth Resources, LLC: Free Coin MS 4652, Lead King MS 4811, Bull's Eye MS 4651, Bull's Eye Fraction MS 9405, Grant and Hartford MS 7327, White Cloud MS 5631, Red Cloud MS 5451 and on the following unpatented claims optioned through Commonwealth Resources, LLC: GHC 50 and GHC 52. The Agreement assigns 60% of the net mill receipts to CDM, as they relate to shipments from the mining operations located on any of the described mineral claims, including the mining operations on the Lead King MS 4811 patented mining claim, to pay the outstanding balance.

ITEM 6.     Exhibits.

Exhibit Number	Description
10.44	GHC/CDM Combination Settlement Agreement
10.45	UCC lien filing
31.1	Certification of the Chief Executive Officer, Chief Financial Officer and Director as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Secretary/Treasurer and Director, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1

Certification of the Chief Executive Officer/Chief Financial Officer and its Secretary/Treasurer, as adopted pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

GRANT HARTFORD CORPORATION
Registrant

Date:   November 21, 2011

By:   /s/Eric Sauve
        Eric Sauve
        President, Chief Executive Officer, Chief Financial Officer and Director

Date:   November 21, 2011

By:   /s/David Gilmer
        David Gilmer
        Secretary/Treasurer and Director